UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2009

_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works

Section D-2,

No. 100 Industry Avenue

Jinpan Development Area

Haikou, Hainan PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F        ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:         ☐Yes   ☐No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release dated May 18, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated: May 20, 2009

Exhibit No.	Description
1.	Press release dated May 18, 2009.

Exhibit 1

Jinpan International to Present at Oppenheimer 3rd Annual China Dragon Call Conference

Englewood Cliffs, N.J., May 18, 2009 – Jinpan International Ltd (Nasdaq: JST),a leading designer, manufacturer and distributor of cast resin transformers for voltage distribution equipment, today announced that it will participate in the Oppenheimer 3rd Annual China Dragon Call Conference in New York, NY.

Management is scheduled to present on Wednesday, May 20, 2009 from 11:05 am to 11:45 am ET.

About Jinpan International Ltd

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures and distributes cast resin transformers for voltage distribution equipment in China and other countries around the world. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations at lower, more usable voltage levels. The Company has obtained ISO9001 and ISO1401 certification of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Englewood Cliffs, New Jersey.

Investor Contact Information:

At Jinpan International Ltd.

Mark Du

Chief Financial Officer

(201) 227-0680

At ICR, Inc.:

In China:

William Zima or Yuening Jiang

+86 10 6599 7969

In U.S.

Brian M. Prenoveau, CFA

(203) 682-8200